September 19, 2024

Taylor M. Gilden
Chief Financial Officer
Lake Shore Bancorp, Inc.
31 East Fourth Street
Dunkirk, NY 14048

       Re: Lake Shore Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-51821
Dear Taylor M. Gilden:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance